Morgan, Lewis & Bockius llp 1111 Pennsylvania Avenue, NW Washington, DC 20004 Tel. 202.739.3000 Fax: 202.739.3001 www.morganlewis.com
W. John McGuire
Partner
202.739.5654
wjmcguire@morganlewis.com
VIA EDGAR
September 12, 2011
Kimberly A. Browning
Senior Counsel
Securities and Exchange Commission
Washington, DC 20549
Re:     SSgA Active ETF Trust (the “Trust”) SEC File Numbers: 333-173276, 811-22542
Dear Ms. Browning:
This letter responds to comments you provided in a letter dated June 15, 2011, with respect to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed on April 1, 2011 and included disclosure with respect to the Trust’s six initial series: SSgA Real Assets ETF, SSgA Income Opportunities ETF, SSgA Conservative Allocation ETF, SSgA Moderate Allocation ETF, SSgA Aggressive Allocation ETF, and SSgA Blackstone/GSO Senior Loan ETF (each a “Fund” and collectively the “Funds”).1 SSgA Funds Management, Inc. (the “Adviser”) will serve as adviser to the Funds and GSO / Blackstone Debt Funds Management LLC will serves as sub-adviser to the SSgA Blackstone/GSO Senior Loan ETF. Each Fund will invest in a “Portfolio,” which is a separate series of another trust. These Portfolios will have strategies and policies identical to those of the Funds.
General

Comment:	Please confirm to the staff in your response letter that the disclosure in the registration statement is consistent with the Trust’s exemptive application, which was filed in order to operate as an exchange traded fund.

Response:	We hereby confirm. Please see File No. 812-13487.

[1]	Please note the Funds’ names have changed as follows: SPDR SSgA Real Assets ETF, SPDR SSgA Income Allocation ETF, SPDR SSgA Conservative Allocation ETF, SPDR SSgA Global Allocation ETF, SPDR SSgA Aggressive Allocation ETF, and SPDR Blackstone/GSO Senior Loan ETF.
Washington Philadelphia New York Los Angeles San Francisco Miami Pittsburgh Princeton Chicago Palo Alto
Dallas Houston Harrisburg Irvine Boston Wilmington London Paris Brussels Frankfurt Beijing Tokyo

Kimberly A. Browning September 12, 2011 Page 2

Comment:	The footnotes to the fee tables and the Statement of Additional Information (“SAI”) also use the term “master” to refer to a Portfolio. Please use consistent terminology and specify when the disclosure refers exclusively to a Fund, or when it refers to both a Fund and its investment in a Portfolio, or when the disclosure applies only to a Portfolio and not a Fund.

Response:	References to the term “master” have been replaced with references to the term “Portfolio,” as appropriate.

Comment:	Please inform the staff in your response letter whether each Portfolio mentioned in the prospectus has been registered under the 1940 Act and provide the applicable registration numbers. If a Portfolio has not been registered, please inform the staff when it will be.

Response:	The Portfolios have not yet been registered under the 1940 Act. SSgA Master Trust intends to register the Portfolios under the 1940 Act once these disclosure comments to the Funds’ registration statement have been finalized.

Comment:	The Board of Trustees (“Board”) of each Portfolio should sign the registration statement. Please revise the signature page accordingly.

Response:	We respectfully decline to have the Trustees of the SSgA Master Trust sign the registration statement in that capacity. We understand that since 1990 the staff has often asked for master fund board members and officers to sign the feeder fund registration statements to assure that those master fund board members and officers are exposed to liability under Section 11 of the 1933 Act for any material misstatement or omission in the feeder fund’s registration statement. We note that in the 21 years since the master-feeder structures were first implemented, the SEC has never codified that staff request. Further, as disclosed, the board and officers of the SSgA Master Trust and the board and officers of the SSgA Active ETF Trust are the same. Thus, there is no potential for the Trustees of the SSgA Master Trust to be shielded from liability, and no policy reason why any additional signature should be required.

Comment:	Include a statement on the cover page of the registration statement that the Board of each Portfolio has executed the registration statement.

Response:	The requested disclosure has not been included. Please see the above response.

Comment:	Please clarify the disclosure to say that each Fund invests through a Portfolio.

Kimberly A. Browning September 12, 2011 Page 3

Response:	The first paragraph of each “The Fund’s Principal Investment Strategy” section has been revised as follows:

The Fund invests substantially all of its assets in the SPDR SSgA Real Assets Portfolio (the “Portfolio”), a separate series of the SSgA Master Trust with an identical investment objective as the Fund. As a result, the Fund invests indirectly through the Portfolio.

Comment:	Please disclose whether any other funds, entities, or persons may invest in the Portfolios. If so, discuss the risks this may present to a Fund.

Response:	In theory, other funds could potentially invest in the Portfolios. Currently, however, there is no expectation that other funds will invest in the Portfolios. Nevertheless, we have added the following “Master-Feeder Structure Risk” in the “Non-Principal Risks” section:

MASTER-FEEDER STRUCTURE RISK: Unlike traditional funds that invest directly in securities, each Fund pursues its objective by investing substantially all of its assets in the related Portfolio, which has substantially the same investment objectives, policies and restrictions as the Fund. The ability of a Fund to meet its investment objective is directly related to the ability of the Portfolio to meet its objective. The ability of a Fund to meet redemption requests depends on its ability to redeem its interest in the Portfolio. The Adviser also serves as investment adviser to each Portfolio. Therefore, conflicts may arise as the Adviser fulfills its fiduciary responsibilities to the Funds and the Portfolios.

Comment:	Please define terms at the locations in the prospectus or SAI where they are first used (e.g., “REIT”).

Response:	The requested changes have been made.

Comment:	Please do not use cross-references unless specifically permitted by Form N-1A. See General Instruction C.2(a) to Form N-1A. For example, under the Item 4 “Principal Investment Strategy” section of the SSgA Blackstone/GSO Senior Loan ETF, please delete the cross-reference stating, “[s]ee Non-U.S. Securities Risks below.”

Kimberly A. Browning September 12, 2011 Page 4

Response:	We note that General Instruction C.2.(a) to Form N-1A only restricts the use of cross-references to the SAI and shareholder reports, but specifically permits them within the prospectus. Consequently, we have only used cross references in those instances where we believe they assist investors in understanding the information presented and does not add complexity to the prospectus.

Prospectus
     General

Comment:	Please confirm that each Fund does not pay any fee, such as a license fee, for use of an index, or revise the registration statement to disclose all the material terms of any such fee.

Response:	We hereby confirm that each Fund does not pay a fee for use of an index.
     Front Cover Page

Comment:	We note the “red herring” disclosure in this section. Please inform the staff whether the Fund is circulating the prospectus to potential investors or others before filing a pre-effective amendment in response to staff comments.

Response:	Without limiting the Funds’ absolute right to do so, the Funds are not currently circulating, and do not intend to circulate, the prospectus to potential investors or others before filing a pre-effective amendment in response to staff comments.

Comment:	Please briefly summarize, in plain English, that the Funds are feeder funds in a master-feeder structure.

Response:	The following has been added to the front cover page:

The Funds are part of a “master-feeder” structure, under which each Fund seeks to achieve its investment objective by investing substantially all of its assets in a corresponding “master fund,” which is a separate mutual fund that has an investment objective, investment policies and risks substantially identical to the Fund.

Kimberly A. Browning September 12, 2011 Page 5
     Fees and Expenses of the Fund

Comment:	Please relocate the fee table’s first footnote to the table’s introductory paragraph.

Response:	The disclosure in the footnote has been moved to the table’s introductory paragraph.

Comment:	Please add a footnote to the fee table that briefly explains the acquired fund fees and expenses included as a line item. See Instruction 3(f)(vii) to Item 3 of Form N-1A.

Response:	The following footnote has been added:

Total Annual Fund Operating Expenses, both before and after fee waivers and expense reimbursements, include fees and expenses incurred indirectly by the Fund as a result of investment in shares of other investment companies (each, an “acquired fund”). It does not, however, include any operation expense of exchange traded products that are not investment companies. Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

Comment:	Three of the Funds disclose fee waivers and expense reimbursement agreements in the fee table.

(a)     Please add a footnote to the fee tables for those Funds clarifying the terms of the waivers and expense reimbursement agreements. See Instruction 3(e) to Item 3 of Form N-1A. Please disclose in those footnotes the periods for which the waiver agreements will continue and that only the Funds’ Board may terminate the agreements (please be aware that in order for a fund to have a fee waiver caption in a fee table, a contractual waiver must exist for a least one year from the date of a fund’s effectiveness).

(b) Disclose, if applicable, that the Adviser may recover amounts waived within a three year period. Alternatively, disclose that the Adviser has no contractual right to recover any amounts waived.

Response:	(a) In response to this comment, the requested footnote has been added.

Kimberly A. Browning September 12, 2011 Page 6

(b) The Adviser confirms that it has no contractual right to recover amounts waived within a three year period.

Comment:	Confirm in your response letter that the contractual agreements have been or will be filed as exhibits under Part C to the registration statement.

Response:	The Trust intends to file all material contracts under Part C to the registration statement.
     The Fund’s Principal Investment Strategy — All Funds

Comment:	It appears that the Funds and their respective Portfolios have very similar principal investment strategies. It would assist investors if the prospectus distinguished the differences between the Funds. Please revise the disclosure accordingly.

Response:	In response to this comment, the disclosure has been revised as set forth in the responses below.

Comment:	Clarify the types of equity and debt securities in which the Portfolios may invest (e.g., common stock, junk bonds, etc.).

Response:	As noted in the Principal Investment Strategy sections, the Portfolios, other than the SPDR Blackstone/GSO Senior Loan Portfolio, will invest exclusively in equity securities issued by ETFs and other exchange-traded products. We have added additional disclosure clarifying the types of equity and debt securities held by those underlying ETFs and other exchange-traded products. With respect to the SPDR Blackstone/GSO Senior Loan Portfolio, we believe the investment strategy already provides the appropriate level of detail.

Comment:	Moreover, the disclosure should specify the credit quality standards, if any, applied by the Adviser when selecting which debt securities to buy and to sell. Disclose the ratings and identify the rating entities that will evaluate the creditworthiness of the debt securities. In addition, if the Portfolios will invest in unrated debt securities, then disclose whether the Adviser will employ creditworthiness standards.

Response:	As noted in the Principal Investment Strategy sections, the Portfolios, other than the SPDR Blackstone/GSO Senior Loan Portfolio, will invest exclusively in equity securities issued by ETFs and other exchange-traded products. The SPDR Blackstone/GSO Senior Loan Portfolio will primarily rely on the independent

Kimberly A. Browning September 12, 2011 Page 7

credit analysis of the Sub-Adviser. While credit ratings assigned by Moody’s Investors Services, Inc., Standard & Poor’s, Inc. and/or Fitch Inc. (the “SROs” (statistical rating agencies)) will be considered (where applicable), such ratings will not be determinative in the Sub-Adviser’s process in the selection of specific debt securities (including Senior Loans). The Senior Loans, bonds and convertible securities that the Sub-Adviser is likely to select for investment in by the SPDR Blackstone/GSO Senior Loan Portfolio will typically be rated below investment grade quality by one or more of the SROs or, if unrated, will typically, in the opinion of the Sub-Adviser, be of similar credit quality. However, the SPDR Blackstone/GSO Senior Loan Portfolio will not invest in Senior Loans or other securities that are in default. As a result, the fifth paragraph of the SPDR Blackstone/GSO Senior Loan ETF’s “The Fund’s Principal Investment Strategy” section has been revised as follows:

When identifying prospective investment opportunities in Senior Loans, the Sub-Adviser currently intends to invest primarily in Senior Loans that are below investment grade quality and will rely on fundamental credit analysis in an effort to attempt to minimize the loss of the Portfolio’s capital. While credit ratings assigned by Moody’s Investors Services, Inc., Standard & Poor’s, Inc. and/or Fitch Inc. (the “SROs” (statistical rating agencies)) will be considered (where applicable), such ratings will not be determinative in the Sub-Adviser’s process in the selection of specific debt securities (including Senior Loans). The Senior Loans, bonds and convertible securities that the Sub-Adviser is likely to select for investment in by the Portfolio will typically be rated below investment grade quality by one or more of the SROs or, if unrated, will typically, in the opinion of the Sub-Adviser, be of similar credit quality. The Sub-Adviser expects to invest in Senior Loans, bonds and convertible securities of companies, including high yeild securities, possessing the following attributes, which it believes will help generate higher risk adjusted total returns:

Comment:	Please disclose the material terms of the debt securities in which the Portfolios will invest. For example, the nature of the issuers, the terms of payment (e.g., fixed and/or variable principal or interest) and whether they are secured or backed by assets.

Response:	As noted in the Principal Investment Strategy sections, the Portfolios, other than the SPDR Blackstone/GSO Senior Loan Portfolio, will invest exclusively in equity securities issued by ETFs and other exchange-traded products. As noted in

Kimberly A. Browning September 12, 2011 Page 8

the SPDR Blackstone/GSO Senior Loan Portfolio’s Principal Investment Strategy, the Portfolio will invest primarily in Senior Loans, which are first-lien senior secured floating rate bank loans made to corporations, partnerships or other business entities.

Comment:	With respect to investing in bonds, if a Portfolio may invest principally in junk bonds or bonds in default, please disclose this in the Item 4 strategy section. In this regard, we note that certain Funds list “High Yield Securities” in their Item 4 risk sections, but do not have corresponding Item 4 strategy disclosure regarding these securities (e.g., SSgA Aggressive Allocation ETF and SSgA Blackstone/GSO Senior Loan ETF).

Response:	Appropriate disclosure regarding high yield securities has been added to each Fund’s (except the SPDR SSgA Real Assets ETF) “The Fund’s Principal Investment Strategy” section. The SPDR SSgA Real Assets Portfolio does not invest in high yield securities as part of its principal investment strategy. The high yield securities that the SPDR Blackstone/GSO Senior Loan Portfolio principally invest in are the Senior Loans described in the Portfolio’s Principal Investment Strategy, however, the Portfolio’s strategy also includes the ability to invest in high yield bonds.

Comment:	Disclose each Portfolio’s strategy with respect to a bond that is downgraded after purchase by the Fund.

Response:	As noted in the Principal Investment Strategy sections, the Portfolios, other than the SPDR Blackstone/GSO Senior Loan Portfolio, will invest exclusively in equity securities issued by ETFs and other exchange-traded products. The SPDR Blackstone/GSO Senior Loan Portfolio will invest primarily in Senior Loans or other securities which are below investment grade quality, but will not invest in Senior Loans or other securities that are in default at the time of investment. As a result, the Portfolio does not have a specific strategy for Senior Loans or other securities that are downgraded after purchase by the Portfolio. However, if certain circumstances cause the Sub-Adviser to take a negative credit view on an existing investment the Portfolio may, if the Sub-Adviser believes that circumstances require, exit the investment. The circumstances giving rise to the Sub-Adviser’s negative credit view may, but will not necessarily, coincide with a downgrade of the Senior Loan or other security’s credit rating.

Comment:	With respect to government securities, list each type of security and also disclose the specific issuing agencies and and/or instrumentalities.

Kimberly A. Browning September 12, 2011 Page 9

Response:	As noted in the Principal Investment Strategy sections, the Portfolios, other than the SPDR Blackstone/GSO Senior Loan Portfolio, will invest exclusively in equity securities issued by ETFs and other exchange-traded products. The SPDR Blackstone/GSO Senior Loan Portfolio does not invest in government securities as part of its principal investment strategy.

Comment:	Please disclose in Item 4, or alternatively in Item 9, that each Fund (and Portfolio) will not invest in options contracts, futures contracts, and swap agreements.

Response:	We respectfully decline to include the requested disclosure. Instruction 3 to Item 9(b)(1) of Form N-1A states that “a negative strategy (e.g., a strategy not to invest in a particular type of security or not to borrow money) is not a principal investment strategy.” We further note that the Trust’s exemptive application contains the following statement:

Neither the New Funds nor any Future Fund (or its respective Master Fund, if any) relying on the Order will invest in options contracts, futures contracts, or swap agreements.

Comment:	Please confirm in your response letter that for each disclosed principal investment strategy, there is corresponding risk disclosure and vice versa, or revise the prospectus accordingly. For example, exchange traded notes are disclosed in the SSgA Real Assets ETF’s “Principal Risks of Investing in the Fund” section, while the Fund’s “Principal Investment Strategy” summary does not mention these instruments.

Response:	For each disclosed principal investment strategy, there is corresponding risk disclosure and vice versa. Please note that the last sentence of the SPDR SSgA Real Assets ETF’s “Principal Investment Strategy” section states that “ETPs may include . . . exchange traded notes.”

Comment:	For those Portfolios that will invest in commodities, please clarify the disclosure.

(a) Will the Portfolios make direct investments in commodities and if so, what types, or will they invest in derivatives linked to commodities?

(b) For what purpose will the Portfolios invest in commodities?

Kimberly A. Browning September 12, 2011 Page 10

Response:	(a) No, the Portfolios’ exposure to commodities will be through investments in exchange-traded products that invest in commodities.

(b) The Portfolios will invest in exchange-traded products that invest in commodities to meet their respective investment objectives.

Comment:	The disclosure states that each Fund “invests substantially all” of its assets in a Portfolio. (Emphasis added.) Please define the term “substantially all.” May a Fund make direct investments in addition to investing in a Portfolio?

Response:	Substantially all, in this context, means that under normal circumstances a Fund will exclusively invest in a Portfolio, but acknowledges the hypothetical possibility that another investment may be deemed necessary under what are currently unforeseen circumstances.

Comment:	The disclosure states that the Portfolios invest “among exchange traded products (‘ETPs’)” and then provides broad categories of asset classes. With respect to the non-ETP investments, for example, the SSgA Real Assets ETF states that its Portfolio will invest in a “diversified mix of domestic and international equity securities, government and corporate bonds, commodities and REITs.” For each Fund, expand upon this disclosure by specifying the types of investments that each Portfolio will hold, either directly or indirectly (i.e., what types of equity securities (e.g., common and/or preferred stock), commodities, etc.). For convertible securities, disclose into what they will convert.

Response:	Please see the response to the second comment under “The Fund’s Principal Investment Strategy — All Funds” above. With respect to the comment regarding convertible securities, the following has been added to the “Convertible Securities Risk” disclosure:

Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted or exchanged (by the holder or by the issuer) into shares of the underlying common stock (or cash or securities of equivalent value) at a stated exchange ratio.

Comment:	Item 4 of the prospectus should summarize, and Item 9 explain in general terms, how the Adviser to each Fund (or Portfolio) decides which securities to sell. Please revise the disclosure as appropriate. See Item 9(b)(2) of Form N-1A.

Kimberly A. Browning September 12, 2011 Page 11

Response:	We believe that the following Item 4 disclosure is sufficient to summarize how the Adviser decides which securities to sell:

The allocations to each asset class will change over time as the Adviser’s expectations of each asset class shift.

In response to this comment, we have added the disclosure below as the second paragraph under the heading “Additional Strategies Information.” This information pertains to all of the Portfolios except the SPDR Blackstone/GSO Senior Loan Portfolio. We believe the SPDR Blackstone/GSO Senior Loan Portfolio’s Item 4 disclosure describes how the Sub-Adviser determines which securities to sell. We note that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the SPDR Blackstone/GSO Senior Loan Portfolio.

With respect to each Portfolio, other than the SPDR Blackstone/GSO Senior Loan Portfolio, the Adviser, in constructing each portfolio of securities, periodically establishes specific percentage targets for each asset class based on the Adviser’s outlook for the economy and the financial markets. The Adviser then selects one or more ETPs for each asset class and allocates Portfolio assets based primarily on those percentage targets. The Adviser periodically reallocates Portfolio assets based on its reassessment of the economy and the financial markets. In certain circumstances, a Portfolio may invest in securities other than ETPs, for example to manage its cash balances.

Comment:	With respect to the ETP investments, the prospectus discloses that shares of ETPs “may trade at a premium or discount to net asset value.” The prospectus defines ETPs to include exchange traded notes (“ETNs”). The concept of “net asset value” is generally associated with entities registered under the 1940 Act and applies when a security represents an undivided interest in a pool of other securities. Would it not be more accurate to use another term when describing the price of an ETN relative to its benchmark index?

Response:	The first three sentences of “Exchange Traded Products Risk” have been revised as follows:

Kimberly A. Browning September 12, 2011 Page 12

The Fund is subject to substantially the same risks as those associated with the direct ownership of the securities represented by the ETPs in which the Portfolio invests. In addition, the shares of certain ETPs may trade at a premium or discount to their net asset value (i.e., their market value may differ from the shares’ net asset value) for a number of reasons. For example, supply and demand for shares of an Underlying ETF or market disruptions may cause the market price of the Underlying ETF to deviate from the value of the Underlying ETF’s investments, which may be exacerbated in less liquid markets. The value of an exchange traded note (“ETN”) may also differ from the valuation of its reference market due to changes in the issuer’s credit rating.

Comment:	For those Funds that invest in ETNs and exchange traded commodity trusts, please explain these instruments. For example, what entities issue them, in what markets do they trade, and whether they are backed by a pool of assets or only the credit of the issuer.

Response:	The following has been added to the beginning of the “Exchange Traded Products Risk” discussion:

ETPs may include exchange traded funds; exchange traded commodity trusts; and exchange traded notes (“ETNs”). An index-based ETF seeks to provide investment results that match the performance of an index by holding in its portfolio either the contents of the index or a representative sample of the securities in the index. An exchange traded commodity trust is a pooled trust that invests in physical commodities or commodity futures, and issues shares that are traded on a securities exchange that may trade at a discount or premium to the value of the holdings of the trusts. ETNs are debt obligations of investment banks which are traded on exchanges and the returns of which are linked to the performance of market indexes.

Comment:	Please disclose all principal risks of investing in ETNs and exchange traded commodity trusts (e.g., these products are not regulated under the 1940 Act).

Response:	Where applicable, each Fund’s Item 4 risk disclosure summarizes the principal risks of ETPs. The Item 9 disclosure found later in the prospectus then expands upon the summary.

Kimberly A. Browning September 12, 2011 Page 13

Comment:	May the Portfolios invest in ETFs managed by the Adviser? If this is accurate, please expand upon the disclosure and include a discussion of any possible conflicts of interest they may arise from this strategy.

Response:	The following “Affiliated Funds Risk” has been added to each Fund’s (except the SPDR Blackstone/GSO Senior Loan ETF) “Principal Risks” section:

Affiliated Funds Risk. The Adviser may serve as the manager of certain Underlying ETFs in which the Portfolio may invest. It is possible that a conflict of interest among the Portfolio and the affiliated Underlying ETFs could affect how the Adviser fulfills its fiduciary duties to the Portfolio and the affiliated Underlying ETFs. Because the amount of the investment management fees to be retained by the adviser may differ depending upon the affiliated Underlying ETFs in which the Portfolio invests, there is a conflict of interest for the Adviser in selecting the Underlying ETFs. In addition, the Adviser may have an incentive to take into account the effect on an affiliated Underlying ETF in which the Portfolio may invest in determining whether, and under what circumstances, to purchase or sell shares in that affiliated Underlying ETF. Although the Adviser takes steps to address the conflicts of interest, it is possible that the conflicts could impact the Portfolio and, therefore, the Fund.
     SSgA Real Assets ETF

Comment:	Please disclose that the Fund, through its investment in a Portfolio, invests 80% of its total assets (or net assets plus borrowings for investment purposes), in real assets (e.g., metals, commodities, real estate, etc.). See Rule 35d-1 under the Act. In making this disclosure, please be aware that inflation protected securities are not real assets.

Response:	We believe that inflation protected securities are real assets, and note that other real asset funds include inflation protected government bonds as a real asset.[2] In

[2]	See, e.g., Summary Prospectus of Wilmington Multi-Manager Real Asset Fund (Oct. 29, 2010) (defining “real return assets” as (i) inflation-protected debt securities, (ii) real estate-related securities, and (iii) commodity/natural resource-related securities.); Summary Prospectus of Principal Diversified Real Asset Fund (Dec. 30, 2010) (stating: “The Fund seeks to achieve its investment objective by allocating its assets among the following general investment categories: inflation-indexed bonds, real estate investment trusts (REITs), commodity index-linked notes, fixed-income securities, securities of natural resource companies and master limited partnerships (MLPs). Under normal circumstances, the Fund invests at least 80% of its assets in securities that fall into these categories at the time of purchase.”).

Kimberly A. Browning September 12, 2011 Page 14

addition, we do not believe Rule 35d-1 is triggered by the term “real asset.” Nevertheless, the first sentence of the second sentence of the “Principal Strategies” section has been revised as follows:

SSgA Funds Management, Inc. (the “Adviser” or “SSgA FM”), invests, under normal circumstances, at least 80% of the Portfolio’s net assets (plus the amount of borrowings for investment purposes) among exchange traded products (“ETPs”) that provide exposure to “real assets.” The Adviser considers “real assets” to include the following four primary asset classes: (i) inflation protected securities issued by the United States government, its agencies and/or instrumentalities, as well as inflation protected securities issued by foreign governments, agencies, and/or instrumentalities; (ii) domestic and international real estate securities; (iii) commodities; and (iv) publicly-traded companies in natural resources and/or commodities businesses.

Comment:	Will the Fund, through its investment in a Portfolio, be concentrated in the energy and real estate industries? If yes, please clarify this in the Fund’s Item 4 strategies and risks summaries.

Response:	As noted in the Fund’s “Principal Investment Strategy” section: “The Fund will invest at least 25% of its assets in companies primarily involved in the energy and real estate industries.” The disclosure has been revised as follows:

The Portfolio will concentrate (invest at least 25% of its assets) in companies primarily involved in the energy sector and real estate industry.
     SSgA Income Opportunities ETF

Comment:	We note that this Fund “seeks to provide total return.” Given that total return consists of income and capital appreciation, please clarify this objective with respect to the Fund’s name. Would it not be more appropriate to disclose that Fund seeks to provide primarily income, with a secondary objective of capital appreciation?

Kimberly A. Browning September 12, 2011 Page 15

Response:	We believe the phrase “by focusing on investments in income and yield producing assets” adequately clarifies any ambiguity between the name and the objective.

Comment:	The disclosure lists “real estate securities” as a primary asset class for investment purposes, however, further disclosure mentions only one type of real estate security, “REITs.” Please clarify.

Response:	In response to this comment, the disclosure has been amended to reflect the fact that REITs are a primary asset class for investment purposes.
     SSgA Conservative Allocation ETF

Comment:	We note that this Fund’s name includes the term “Conservative Allocation.” Please clarify, in plain English, the meaning of this term, and in particular, how it relates to the investment strategies of the Portfolio.

Response:	Conservative allocation refers to a portfolio which has a higher allocation to fixed income securities than to equity securities. These fixed income securities tend to be less volatile than traditional equity securities.

The disclosure has been revised accordingly.

Comment:	The “Principal Investment Strategy” section states that the Portfolio’s assets will be invested among ETPs “that provide exposure to domestic and international debt and equity securities with a larger allocation to debt securities than to other asset classes.” (Emphasis added.) Please clarify, in plain English, this “larger allocation.”

Response:	In this context, “larger allocation” refers to the Portfolio typically allocating approximately 60% of its assets to debt related securities, though this percentage can vary based on the Adviser’s tactical decisions. The disclosure has been revised accordingly.
     SSgA Moderate Allocation ETF

Comment:	We note that this Fund’s name includes the term “Moderate Allocation.” Please clarify, in plain English, the meaning of this term, and in particular, how it relates to the investment strategies.

Kimberly A. Browning September 12, 2011 Page 16

Response:	We note that the Fund’s name has been changed to “SPDR SSgA Global Allocation ETF.” In addition, we note the Fund’s objective has been revised as follows:

The SPDR SSgA Global Allocation ETF (the “Fund”) seeks to provide capital appreciation.

Comment:	Please define, in plain English, the term “balanced exposure” reflected in the second paragraph.

Response:	In this context, a “balanced exposure” refers to the Portfolio typically allocating approximately 60% of its assets to equity securities, though this percentage can vary based on the Adviser’s tactical decisions.

The disclosure has been revised accordingly.
     SSgA Aggressive Allocation ETF

Comment:	We note that this Fund’s name includes the term “Aggressive Allocation.” Please clarify, in plain English, the meaning of this term, and in particular, how it relates to investment strategies.

Response:	Aggressive allocation refers to a portfolio which has a higher allocation to equity securities than to fixed income securities. These equity securities tend to be more volatile than fixed income securities.

The disclosure has been revised accordingly.

Comment:	Please clarify how the Portfolio in which the Fund will invest will achieve “capital preservation,” as reflected in the Fund’s investment objective by its “Aggressive Allocation” strategies.

Response:	We note that the Portfolio’s investment objective does not include capital preservation. As a result, the Fund’s investment objective has been revised as follows:

The SPDR SSgA Aggressive Allocation ETF (the “Fund”) seeks to provide capital appreciation, with a secondary emphasis on current income.

Kimberly A. Browning September 12, 2011 Page 17

Comment:	Disclose how investing in high yield securities furthers the investment objective of capital preservation.

Response:	Please see the comment above. Capital preservation has been removed from the Fund’s investment objective.

Comment:	Please define, in plain English, the term “larger allocation” reflected in the second paragraph.

Response:	In this context, a “larger allocation” refers to the Portfolio typically allocating approximately 80% or more of its assets to equity securities, though this percentage can vary based on the Adviser’s tactical decisions.

The disclosure has been revised accordingly.

SSgA Blackstone/GSO Senior Loan ETF

Comment:	In the second paragraph, please revise the second sentence to, “[f]or purposes of the 80% test, ‘Senior Loans’ are first lien senior secured floating rate bank loans.”

Response:	The requested change has been made.

In pursuing its investment objective, the Portfolio seeks to outperform the S&P/LSTA U.S. Leveraged Loan 100 Index (the “Index”) by normally investing at least 80% of its net assets (plus any borrowings for investment purposes) in Senior Loans. For purposes of this 80% test, “Senior Loans” are first lien senior secured floating rate bank loans.

Comment:	Please delete the word “considered” from the penultimate sentence.

Response:	The requested change has been made.

A Senior Loan is senior to all other unsecured claims against the borrower, senior to or pari passu with all other secured claims, meaning that in the event of a bankruptcy the Senior Loan, together with other first lien claims, are entitled to be the first to be repaid out of proceeds of the assets

Kimberly A. Browning September 12, 2011 Page 18

securing the loans, before other existing claims or interests receive repayment.

Comment:	Please define the phrase “interest rate duration” that appears in the third paragraph.

Response:	The sentence the comment refers to has been modified as follows:

Under normal market conditions, the Portfolio expects to maintain an average duration of less than 90 days.”

The term “duration” means the period of time for which the interest rate will reset. The SPDR Blackstone/GSO Senior Loan Portfolio will invest primarily in investments that have interest rates that reset every 90 days or less (because of their floating rate nature) and, as a result, expects the Portfolio to maintain an average duration of less than 90 days.

Comment:	Please clarify the disclosure in the fourth and fifth paragraphs stating that “the Portfolio’s sub-adviser, GSO/Blackstone Debt Funds Management LLC (the ‘Sub-Adviser’) seeks to construct a portfolio of loans that it believes is less volatile than the general loan market [by investing] primarily in Senior Loans that are below investment grade quality.”

(a) How will investing primarily in senior loans that are below investment grade quality allow for the construction of a portfolio that is less volatile than the general loan market?

(b)     Also, please clarify, in plain English, this “portfolio of loans.” What percentage of the Portfolio’s total assets, and thus the Fund’s total assets, will be invested in senior loans that are below investment grade quality?

(c)     Also, please clarify the nexus between companies with senior loans that are below investment grade quality and the italicized assessment attributes listed in this section. How are companies with senior loans that are below investment grade quality considered “stable [with] positive cash flows”?

Response:	(a) The language referred to in the comment has been revised as follows to further clarify the intended meaning:

Kimberly A. Browning September 12, 2011 Page 19

In selecting securities for the Portfolio, the Portfolio’s sub-adviser, GSO / Blackstone Debt Funds Management LLC (the “Sub-Adviser”) seeks to construct a portfolio of loans that it believes is less volatile than the general leveraged loan market.

The general leveraged loan market and the Index against which the Portfolio measures itself are also comprised of leveraged loans that are of below investment grade quality. Therefore, investing in Senior Loans that are of below investment grade quality does not distinguish the Portfolio from the Index or the general leveraged loan market. The Portfolio will invest in below investment grade Senior Loans and will also seek, through its independent credit analysis, to construct a portfolio of loans that is believes is less volatile than the general leveraged loan market (which also is comprised of below investment grade loans).

(b)     Because the Senior Loan market is comprised of below investment grade loans, the Portfolio expects that most to substantially all of the Senior Loans it invests in will be below investment grade. We respectfully decline to disclose the requested percentage. We do not believe that either Item 4 or Item 9 of Form N-1A require disclosure of a specific percentage. Rather, Form N-1A specifically notes that we should consider the amount to be committed to an investment strategy to determine whether such a strategy is a principal strategy.

(c) In response to this comment, the disclosure has been modified as follows:

Investing in companies with positive cash flow. The Sub-Adviser intends to invest primarily in established companies which have demonstrated a record of profitability and cash flows over several economic cycles.

In addition, the Fund notes that leveraged loans may be rated below investment grade quality because the borrower already has a significant amount of debt, because of its relatively smaller size or because of its relatively limited ability to access capital markets. Despite having some or all of these factors affecting a borrower’s credit rating, other performance metrics of a borrower (such as market position, cash flows, management team, etc.) may be favorable. The Sub-Adviser will seek to distinguish companies with these favorable indicators from companies that

Kimberly A. Browning September 12, 2011 Page 20

have lower credit ratings because they are “turn-around” or “start-up” companies where the Sub-Adviser would perceive business risk. Therefore, while the below investment grade Senior Loans may be risky because the borrowers can be highly leveraged, relatively small or have relatively limited access to capital markets, the Sub-Adviser will seek out companies with a history of borrowing and repaying loans and other debt as opposed to companies with un-established businesses or credit practices.

Comment:	Please disclose the credit quality, as well as the rating agencies, of the senior loans in which the Fund will invest along with all attendant risks.

Response:	As described in the Fund’s strategy and risks, the Portfolio will invest in Senior Loans that are below investment grade quality as rated by Moody’s Investors Service, Inc., Fitch Inc., or Standard & Poor’s, Inc. The Portfolio will not invest in Senior Loans that are defaulted. Because the Portfolio does not rely on third party credit ratings in determining whether invest in a Senior Loan, the Portfolio is not exposed to special risks related to the accuracy of credit ratings.

Comment:	If the Fund through its Portfolio may invest in loans or securities that are in default, please disclose this.

Response:	The Portfolio will not invest in securities (including Senior Loans) that are in default.

Comment:	Please clarify, in plain English, the “other debt of companies” mentioned in the fifth paragraph.

Response:	The term “or other debt of companies” in the sentence referenced by the comment refers to convertible securities and bonds. The disclosure has been revised as follows:

The Sub-Adviser expects to invest in Senior Loans, loans that are not Senior Loans (such as second-lien loans) and bonds of companies, including high yield securities, possessing the following attributes, which it believes will help generate higher risk adjusted total returns:

Comment:	The Item 4 risks summary discusses “Liquidity Risk.” If investing in illiquid securities is a principal investment strategy of the Fund, please disclose.

Kimberly A. Browning September 12, 2011 Page 21

Response:	The “Liquidity Risk” disclosure is not meant to imply that the Portfolio will invest in illiquid securities, but rather that Senior Loans possess liquidity concerns not applicable to other types of securities.
     Principal Risks of Investing in the Fund — All Funds

Exchange Traded Products Risk

Comment:	Please disclose the duplicative fees that shareholders will bear indirectly when a Fund through its Portfolio invests in an ETF and exchange traded commodity trust.

Response:	While we note our disagreement with the assertion that shareholders will pay “duplicative fees,” the disclosure has been revised as follows:

EXCHANGE TRADED PRODUCTS RISK: The Fund is subject to substantially the same risks as those associated with the direct ownership of the securities represented by the ETPs in which the Portfolio invests. In addition, the shares of the ETPs may trade at a premium or discount to their net asset value (i.e., their market value may differ from the shares’ net asset value) for a number of reasons. For example, supply and demand for shares of an Underlying ETF or market disruptions may cause the market price of the Underlying ETF to deviate from the value of the Underlying ETF’s investments, which may be exacerbated in less liquid markets; and the value of an exchange traded note (“ETN”) may also differ from the valuation of its reference market due to changes in the issuer’s credit rating. By investing in ETPs, Portfolio shareholders indirectly bear the Portfolio’s proportionate share of the fees and expenses (e.g. management, custody, accounting, and administration) of the ETP, in addition to the fees and expenses that Portfolio shareholders directly bear in connection with the Portfolio’s own operations. The Fund is subject to the following risks indirectly through its investments in ETPs:

Comment:	Please disclose the nature of the fees charged by exchanged traded commodity trusts and that these duplicative fees are not included in the AFFE line item of the fee table.

Response:	We have added a footnote to each fee table with the requested disclosure.

Kimberly A. Browning September 12, 2011 Page 22
     Additional Strategies

Comment:	Please revise the “Additional Strategies” heading, “Certain Other Investments” subheading, and “Additional Risks” heading to clarify whether they disclose principal or non-principal investment strategies of the Funds and Portfolios. For example, place all applicable disclosure under the heading “Additional Information Regarding the Funds’ Principal Investment Strategies.”

Response:	We believe that the response to the comment below requesting identification of principal and non-principal strategies and risks addresses this comment.

Comment:	Confirm to the staff that all principal investment strategies described in this section of the prospectus are summarized in the Item 4 disclosure or revise accordingly.

Response:	Each principal investment strategy described in the “Additional Strategies” section is summarized in the Item 4 disclosure.

Comment:	If a Fund discloses its non-principal investment strategies and risks in the prospectus, it should clearly indentify, in plain English, those strategies and risks as non-principal. Also, any disclosure regarding a Fund’s non-principal activities should appear after those made in response to Items 1-8 of Form N-1A.

Response:	The requested revision has been made.

Comment:	The third paragraph states that “investment advisory fees charged at the master-fund level are deducted from the advisory fees charged at the feeder-fund level.” Please confirm in your response letter that there are no other duplicative fees incurred by operating in multiple funds, otherwise revise the disclosure accordingly.

Response:	We hereby confirm that there are no duplicative fees incurred by operating in multiple funds.

Comment:	Disclose which contractual agreement requires or includes the “deduction” of advisory fees. For example, is it included in the advisory contract or a supplemental agreement? If the latter, the staff may have further comments.

Response:	The disclosure has been revised as follows:

Kimberly A. Browning September 12, 2011 Page 23

Under the master-feeder arrangement and pursuant to the Investment Advisory Agreement between the Adviser and the SSgA Active ETF Trust (the “Trust”), investment advisory fees charged at the master-fund level are deducted from the advisory fees charged at the feeder-fund level.

Comment:	Please advise the staff why the word “may,” as used in the last sentence, is appropriate. Would a Fund continue to invest through a Portfolio even when it would be less costly to invest directly?

Response:	The word “may” is appropriate because we are reserving the right to change the structure if the Board determines it is in the best interest of the Funds. Because of the current fee structure, it would not be possible for direct investment to be less costly.
     Additional Risk Information

Principal Risks

Comment:	Please confirm to the staff that each risk disclosed under this heading is summarized in the Item 4 disclosure or revise the prospectus as appropriate.

Response:	Each risked disclosed under the “Principal Risks” heading is summarized in the Item 4 disclosure.
     Additional Purchase and Sales Information

Comment:	The SAI states that the “prices at which creations and redemptions occur are based on the next calculation of NAV after an order is received in a form described in the authorized participant agreement.” In the prospectus, please clarify the process for the placement of purchase orders and redemption requests for creation units and define what constitutes “proper form.”

Response:	We respectfully decline to include the requested disclosure. Creation units are only available to authorized participants and “proper form” will be described in the authorized participant agreement. We therefore do not believe such disclosure is necessary or required. See Item 6(c) of Form N-1A.

Comment:	Please disclose each entity that may receive purchase orders and redemption requests on a Fund’s behalf and that all such orders and requests received by

Kimberly A. Browning September 12, 2011 Page 24

those entities in good order by 4:00 p.m. Eastern Time will receive the net asset value (“NAV”) next determined (i.e., that day’s NAV).

Response:	We respectfully decline to include the requested disclosure. Creation units are only available to authorized participants, and we do not believe such disclosure is necessary or required. See Item 6(c) of Form N-1A.

Comment:	Please file the participation agreement as an exhibit to the registration statement.

Response:	A form of the participation agreement will be filed as an exhibit to the registration statement.

Comment:	The Funds explain that they reserve “the right to reject or limit purchases at any time.”

(a) Please disclose the maximum amount of time the Funds will take to “reject or limit” a purchase order.

(b) Also, disclose how the Funds will “limit purchases.”

(c)     Also, please confirm to the staff that the prospectus discloses all other entities that may reject or limit purchases as well as their policies/procedures for rejection or limitation (e.g., any order that is not submitted in proper form).

Response:	We respectfully decline to include the requested disclosure as only Authorized Participants purchase shares directly from the Funds, and the terms and conditions of such transactions are governed by the Authorized Participation Agreement.
     How Net Asset Value is Determined

Comment:	While the methods used for assessing the fair value of equity securities is disclosed, the methods used for determining the fair value of other securities is not. Please disclose the methods approved by the Board for valuing other securities.

Response:	We note that the disclosure concerning the methods used for assessing fair value is applicable to all securities.

Kimberly A. Browning September 12, 2011 Page 25

Comment:	Please disclose that purchases and redemptions of creation units will be priced at NAV next determined after receipt of the order. See Rule 22c-1 under the 1940 Act.

Response:	We respectfully decline to include the requested disclosure. The Funds will issue and redeem shares to Authorized Participant in creation units greater than 25,000 shares, and we therefore believe that such disclosure is not necessary or required. See Item 11(g)(1) of Form N-1A.
     Portfolio Holdings

Comment:	Please revise this section to state “each Fund’s, as well as each Portfolio’s, securities is available. . . .”

Response:	The requested revision has been made.

A description of the Trust’s policies and procedures with respect to the disclosure of each Fund’s, as well as each Portfolio’s, portfolio securities is available in the SAI.

Comment:	Please disclose that each Portfolio will disclose its holdings and its values each business day on the Trust’s website.

Response:	The requested disclosure has been included.

A description of the Trust’s policies and procedures with respect to the disclosure of each Fund’s, as well as each Portfolio’s, portfolio securities is available in the SAI. In addition, the identities and quantities of the securities held by each Portfolio are disclosed on the Trust’s website.

SAI

Comment:	With respect to SAI sections that discuss the Funds’ strategies and risks (e.g., “Investment Policies”), please confirm to the staff that within those sections, principal investment strategies and risks are distinguished from non-principal strategies and risks or revise the disclosure accordingly (e.g., insert headings to differentiate them).

Response:	As such disclosure is not required, the requested revision has not been made.

Kimberly A. Browning September 12, 2011 Page 26

Comment:	Confirm in your response letter that all of the Funds’ non-principal investment strategies and risks are disclosed in the SAI in compliance with Item 16(b) of Form N-lA or revise the disclosure as appropriate.

Response:	The Adviser confirms all non-principal strategies and risks are included in the “Investment Policies” section.

Comment:	To the extent that any principal investment strategies and risks are disclosed in the SAI, confirm in your letter that those strategies and risks are summarized in the prospectus or make appropriate revisions to the prospectus.

Response:	The Adviser confirms that all principal strategies and risks included in the SAI are summarized in the prospectus.
     Investment Policies

Comment:	As appropriate, please revise this section to clarify those instruments in which the Portfolios invest. In particular, may the Portfolios invest in ETPs that are sponsored or advised by the Adviser or one of its affiliates? If yes, are any of the fees charged by an ETP or a Fund waived?

Response:	The first paragraph of the “Investment Policies” section has been revised as follows:

Each Fund may directly, or indirectly through a Portfolio or a Portfolio’s investment in an ETP, invest in any of the instruments or engage in any of the investment practices described below if such investment or activity is consistent with the Fund’s investment objective and permitted by the Fund’s stated investment policies.

The Portfolios may invest in ETFs that are advised by the Adviser. The fees of such affiliated ETFs are not waived. The following has been added to the “Exchange-Traded Funds” disclosure:

The Adviser may serve as the manager of certain ETFs in which the Funds may invest. It is possible that a conflict of interest among the Funds and affiliated ETFs could affect how the Adviser fulfills its fiduciary duties to the Funds and the affiliated ETFs. Because the amount of the investment management fees to

Kimberly A. Browning September 12, 2011 Page 27

be retained by the Adviser may differ depending upon the affiliated ETFs in which a Fund invests, there is a conflict of interest for the Adviser in selecting the affiliated ETF. In addition, the Adviser may have an incentive to take into account the effect on an affiliated ETF in which a Fund may invest in determining whether, and under what circumstances, to purchase or sell shares in that affiliated ETF. Although the Adviser takes steps to address the conflicts of interest, it is possible that the conflicts could impact the Fund.

Comment:	Please disclose the fundamental policies of each Portfolio.

Response:	The fundamental and non-fundamental policies of each Portfolio are the same as those of the respective Fund. The disclosure has been revised accordingly.

Concentration

Comment:	The concentration policy for the SSgA Blackstone/GSO Senior Loan ETF provides that it may concentrate in the banking industry to the extent that banks may be deemed to be an issuer of a senior loan. Please inform the staff the extent to which the Fund will invest in senior loans that may be deemed to be issued by a bank. Should the policy affirmatively declare that the Fund will concentrate in senior loans that are deemed to be issued by banks?

Response:	Neither the Adviser nor the Sub-Adviser view Senior Loans as being issued by the banks that service them, but rather as being issued by the borrower of the Senior Loan. In addition, neither the Fund nor the Portfolio intends to concentrate in the financial services sector. However, we believe the phrase “may be deemed to concentrate” is appropriate. To the extent the banks originating or acting as agents for the lenders, or granting or acting as intermediary in participation interests, in loans held by the Fund and Portfolio may be deemed to be issuers of such loans, the Fund or Portfolio may be deemed to concentrate its investment in any of the industries or group of industries in the financial services sector.

Other Loans

Comment:	Please confirm in your response letter that the SSgA Blackstone/GSO Senior Loan ETF will not include collateralized loan obligations as part of its policy to invest 80 percent of its assets in senior loans.

Kimberly A. Browning September 12, 2011 Page 28

Response:	We confirm that collateralized loan obligations are not Senior Loans and will not be included in the Portfolio’s policy to invest 80% of its assets in Senior Loans.
     Investment Restrictions

Comment:	The second fundamental restriction includes “the energy and real estate industries.” At an appropriate location in the SAI, please define these two industries or cite to any classification systems that will be used by the Funds. Also, is it not more appropriate to categorize energy as a sector rather than as an industry?

Response:	We agree that it is more appropriate to categorize energy as a sector rather than an industry.

The Fund considers the “energy sector” to include companies involved in the development and production of energy products. Companies in the energy sector develop and produce crude oil and natural gas and provide drilling and other energy related services; and also include airlines, marine, road and rail and transportation infrastructure companies.

The Fund considers the “real estate industry” to include Real Estate Investment Trusts (REITs) and real estate operating companies (REOCs) that meet the following criteria: (i) the company must be both an equity owner and operator of commercial and/or residential real estate (security types excluded from these indexes include mortgage REITs, netlease REITs, real estate finance companies, mortgage brokers and bankers, commercial and residential real estate brokers and estate agents, home builders, large landowners and subdividers of unimproved land, hybrid REITs, and timber REITs, as well as companies that have more than 25% of their assets in direct mortgage investments).

The disclosure has been revised accordingly.
     Management of the Trust

Individual Trustee Qualifications

Comment:	In the last paragraph, please delete the last sentence reading “[m]oreover, reference to the qualifications . . . thereof.”

Response:	The disclosure has been deleted.

Kimberly A. Browning September 12, 2011 Page 29
     Proxy Voting Policies

Comment:	Please revise this section to disclose the proxy voting policies of the Portfolios.

Response:	The disclosure has been revised as follows:

The Boards of Trustees of the Trust and the SSgA Master Trust believe that the voting of proxies on securities held by each Fund and Portfolio, respectively, is an important element of the overall investment process. As such, each Board has delegated the responsibility to vote such proxies to the Adviser for all Funds and Portfolios, other than the SPDR Blackstone/GSO Senior Loan ETF and SPDR Blackstone/GSO Senior Loan Portfolio. Each Board has delegated the responsibility to vote proxies of the SPDR Blackstone/GSO Senior Loan ETF and SPDR Blackstone/GSO Senior Loan Portfolio to GSO / Blackstone Debt Funds Management LLC, the Fund and Portfolio’s sub-adviser. The Adviser’s and GSO / Blackstone Debt Funds Management LLC’s proxy voting policies are attached at the end of this SAI. Information regarding how a Fund or Portfolio voted proxies relating to its portfolio securities during the most recent twelve-month period ended June 30 is available: (1) without charge by calling 1-866-787-2257; (2) on the Funds’ or Portfolios’ website at www.SPDRs.com; and (3) on the SEC’s website at http://www.sec.gov.
     Disclosure of Portfolio Holdings Policy

Comment:	Please revise this section to disclose the disclosure of portfolio holdings policies of the Portfolios.

Response:	The disclosure has been revised as follows:

The Trust and the SSgA Master Trust have each adopted a policy regarding the disclosure of information about the respective Trust’s portfolio holdings. The respective Board must approve all material amendments to this policy. The Funds’ or the Portfolios’ portfolio holdings are publicly disseminated each day a Fund or a Portfolio is open for business through financial reporting and news services including publicly accessible Internet web sites. In addition, a basket composition file, which includes the security

Kimberly A. Browning September 12, 2011 Page 30

names and share quantities to deliver in exchange for Fund/Portfolio Shares, together with estimates and actual cash components, is publicly disseminated daily prior to the opening of the Exchange via the National Securities Clearing Corporation (“NSCC”). The basket represents one Creation Unit of a Fund or a Portfolio. Each Trust, the Adviser, the Sub-Adviser or State Street will not disseminate non-public information concerning either Trust, except: (i) to a party for a legitimate business purpose related to the day-to-day operations of the Funds or the Portfolios, or (ii) to any other party for a legitimate business or regulatory purpose, upon waiver or exception.

Comment:	This section states that the “Trust, the Adviser, the Sub-Adviser, or State Street will not disseminate non-public information . .. except. . .” Please confirm in your letter that these are the only entities that may disclose non-public portfolio holdings information or revise this section to disclose any other categories of individuals who may authorize such disclosure. See paragraph (f)(1)(v) of Item 16 of Form N-1A. Is there an individual or categories of individuals who have daily access to the information (e.g., an officer of the Fund, the Adviser, or a sub-adviser)? Does the Adviser, on behalf of the Funds and acting pursuant to the Funds’ policies and procedures, provide information to certain entities on a continuous daily basis? If the Funds have any current ongoing arrangements with their service providers, or others, under which nonpublic information about their portfolio securities is made available in real-time on a daily basis, disclose that fact and provide a comprehensive list of those service providers and other entities. See paragraph (f)(2) of Item 16 of Form N-IA.

Response:	We can confirm that these are the only entities that may disclose non-public portfolio holdings information.

Comment:	Please disclose whether the Funds require written contractual confidentiality agreements from those entities that may receive non-public portfolio information on an ad-hoc basis or continuous basis.

Response:	Please see response above. As a result this comment is not applicable.

Comment:	Where there is no written contractual obligation of confidentiality, disclose that the Board will determine that other conditions of confidentiality adequately safeguard the Funds and the shareholders against improper disclosure of the Funds’ portfolio holdings. In the alternative, disclose the risks of relying on non-contractual obligations of confidentiality.

Kimberly A. Browning September 12, 2011 Page 31

Response:	Please see response above. As a result this comment is not applicable.

Comment:	The disclosure should explain that recipients of the non-public portfolio holdings information also have a duty not to trade on that confidential information.

Response:	Please see response above. As a result this comment is not applicable.

Comment:	Please disclose the manner in which the Board exercises oversight of disclosure of the Funds’ portfolio securities. See Item 16(f)(1)(vii) of Form N-1A. For example, will a Fund officer report to the Board when material issues concerning disclosure of portfolio securities arise? Will the Board receive reports regarding disclosure of portfolio securities on some type of routine basis (e.g., quarterly)?

Response:	The Funds’ chief compliance officer monitors compliance with the policies adopted by the Board and would report on any concerns or violations. However, because the Funds are by design essentially transparent, there is little opportunity for material issues to arise.
     Purchase and Redemption of Creation Units

Comment:	Please explain how the “relevant index” referred to in the first paragraph is pertinent to this prospectus.

Response:	The reference to “relevant index” has been removed.

Purchase (Creation)

Comment:	Should this paragraph disclose a second enumerated sentence?

Response:	The “(i)” has been removed.

Fund Deposit

Comment:	If appropriate, please clarify in this section that a shareholder of a Fund must purchase the portfolio securities of the Portfolio when making a purchase in kind.

Response:	We believe that the Fund Deposit disclosure clearly sets forth the requirements for purchasing a Creation Unit of a Fund and therefore respectfully decline to make the requested revision.

Kimberly A. Browning September 12, 2011 Page 32

Comment:	Clarify the redemption process and how the portfolio securities of a Portfolio are transferred to a Fund in connection with a Fund redemption.

Response:	The following has been added to the “Procedures for Redemption of Creation Units” discussion:

Upon receipt of a redemption request, a Fund will make a corresponding request to the applicable Portfolio. Redemption proceeds from the Portfolio will be delivered to the redeeming Authorized Participant.
     Determination of Net Asset Value

Comment:	We note the Trust and the Funds calculate NAV using the NAV of the Portfolios. Accordingly, please revise this section to explain how each Portfolio determines net asset value per share.

Response:	The requested change has been made.
     Taxes

Comment:	Please confirm that this section discusses the federal income tax considerations affecting the Portfolios or revise this section accordingly.

Response:	The “Taxes” section has been revised to include disclosure addressing both the Portfolios and the Funds.
     Local Market Holiday Schedules

Comment:	If applicable, please revise this section to discuss the Portfolios.

Response:	The section has been revised to include a discussion of both the Funds and the Portfolios, which both have the same schedule.
     Proxy Voting Policy

Comment:	Please revise this section to discuss the Portfolios’ proxy voting policies.

Response:	The Proxy Voting Policies included are those of the Adviser and Sub-Adviser, which are the same for the Funds and the Portfolios. Therefore, the disclosure has not been changed.

Kimberly A. Browning September 12, 2011 Page 33
***************
The Trust acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Trust, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Trust further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.
We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 739-5654 if you have any questions concerning the foregoing.

Sincerely,

/s/ W. John McGuire

W. John McGuire

cc:	Lance Dial Beau Yanoshik